

Mail Stop 6010

May 29, 2008

VIA U.S. MAIL AND FAX (614) 438-4602

Mr. William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240

> **Re:** **Mettler-Toledo International Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 15, 2008**
> **File No. 001-13595**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 34

1.      Please confirm that your Chief Executive Officer and Chief Financial Officer concluded that controls and other procedures that are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  In future filings, revise the definition of the disclosure controls and procedures to be consistent with that of the disclosure controls and procedures as described in Rule 13a-15(e).

Item 11.  Executive Compensation, page 36

Annual Cash Bonus

2.      We note from your discussion under "Annual Cash Bonus" on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the Performance Oriented Bonus System.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

3.      We note your disclosure under the caption "Range of Bonus Possible" on page 16 of the proxy statement that you have incorporated by reference into your Form 10-K.  In your future filings, as applicable, please ensure that the threshold, target and maximum amounts related to those awards are also disclosed in your "Grants of Plan-Based Awards" table in accordance with Item 402(d)(2)(iii) of Regulation S-K.

Long-Term Incentives

4.      We refer to your disclosure under the caption "Long-Term Incentives" on page 16 of the proxy statement that you have incorporated by reference into your Form 10-K.   We note minimal, if any, discussion and analysis as to how the annual option grants were determined.  In your future filings, as applicable, please include substantive analysis and

insight into how the Compensation Committee made its stock option grant determinations with respect to each named executive officer.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Summary Compensation Table

5.      In appears from your disclosure under footnote 4 to your Summary Compensation Table on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you make annual contributions to your pension plan on behalf of your named executive officers.   In your future filings, please provide the information required by Item 402(c)(2)(viii) of Regulation S-K in your Summary Compensation Table.  Also, provide the table required by Item 402(h) of Regulation S-K.

2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

6.      We note that you recognize revenue when title to a product has transferred and any significant customer obligations have been fulfilled.  We also note on page six that your products are sold through your direct sales force as well as indirect channels.  Please provide us with more information about the indirect channels you utilize, the major terms of sales through indirect channels and how you recognize revenue for the products sold through indirect channels.  Also clarify at what point you recognize revenue when you sell products through indirect channels.  In your explanation, please demonstrate how your revenue recognition policy through indirect channels is compliant with SAB Topic 13A and SFAS 48.

7.      We note revenues from service contracts are recognized ratably over the contract period.  We also note on page 21 that your service revenues are primarily derived from regulatory compliance qualification, calibration, certification, repair services and sales of spare parts.  Please address the following:

•       Please explain to us why your accounting policy of recognizing service revenue ratably over the service contract period is appropriate for each of the services you described herein.  In your explanation, discuss the major terms and nature of material service contracts and provide us with an analysis of how your revenue recognition is compliant with the delivery or performance criterion described in SAB Topic 13A.

•       In this regard, please explain to us how you recognize revenue upon sales of spare parts.  Please cite the U.S. GAAP that you relied on to support your conclusion.

8.	Please expand your revenue recognition policy to address our concerns in future filings. Provide us with your proposed disclosure changes.

6. Goodwill and Other Intangible Assets, page F-13

9.	We note that the non-indefinite-lived intangible assets are amortized on a straight-line basis over periods ranging from 7 to 45 years.  Please expand your disclosure in future filings to include weighted average amortization period of the assets, in total and by major intangible asset class.  Refer to paragraph 44a of SFAS 142.  Also in this regard, please explain to us what intangible asset is being amortized over a 45-year period and why you concluded that a 45-year period is appropriate pursuant to paragraph 11 of SFAS 142.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant